August 7, 2012

H. Roger Schwall

Assistant Director

Alexandra M. Ledbetter

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Great Idea Corp.

Registration Statement on Form S-1

File No. 333-180761

Dear Mr. Schwall;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Great Idea Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s Request for Acceleration of Registration Statement on Form S-1 as filed on August 2, 2012.

The Company requests withdrawal of the Request for Acceleration of Registration Statement as it was filed in error.

Please forward copies of the order consenting to the Withdrawal of the Request for Acceleration of Registration Statement to Harold P. Gewerter, Esq. of Harold P. Gewerter, Esq. Ltd. via facsimile at (702) 382-1759.

If you have any questions regarding this application for withdrawal, please call Harold P. Gewerter, Esq., the Company’s counsel at (702) 382-1714.

Very truly yours,

/s/ Nishon Petrossian

Nishon Petrossian, President

Great Idea Corp.